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                                                                EXHIBIT 1(A)5(C)


               Rider:  Option for Variable Additional Insurance

      This rider is a part of the policy if it is referred to on page 3.


THE AMOUNT OR DURATION OF THE DEATH BENEFIT PROVIDED BY THIS RIDER IS VARIABLE AND MAY INCREASE OR DECREASE. SEE THE VARIABLE ADDITIONAL INSURANCE DEATH BENEFIT PROVISION.

THE CASH VALUE OF THE INVESTMENT DIVISION IN THE SEPARATE ACCOUNT IS BASED ON ITS INVESTMENT EXPERIENCE AND MAY INCREASE OR DECREASE DAILY. IT IS NOT GUARANTEED.

This rider allows you to buy variable life insurance on the life of the insured while both the policy and your right to buy variable life insurance under this rider are in force.


                                  Definitions

The "Date of Rider" is shown on page 3.  It is the effective date of this rider.

The "Final Date" for premium payments under this rider is the policy anniversary on which the insured is age 65 or the 10th policy anniversary, whichever is later.

The "Investment Start Date" is the date the first premium paid under this option is applied to the Separate Account.

A "Valuation Date" is each day on which there is enough trading in a portfolio's securities that the current value of its shares could change materially. In general, Valuation Dates will be days when the New York Stock Exchange is open for trading. We reserve the right, on 30 days notice, to change the basis for such valuation, as long as the basis is not inconsistent with applicable law.



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A "Valuation Period" is the period between two successive Valuation Dates starting at 4:00 PM, New York City time, on each Valuation Date and ending at 4:00 PM., New York City time, on the next succeeding Valuation Date. We reserve the right, on 30 days notice, to change the basis for such Valuation Period as long as the basis is not inconsistent with applicable law.

The "Separate Account" is the Metropolitan Life Separate Account UL, the account to which we will apply your premiums. The Separate Account is a unit investment trust registered under the Investment Company Act of 1940 and has multiple subdivisions called investment divisions.

The "Cash Value" is the value of your funds in the Separate Account. The cash value is based on the premiums applied to the Separate Account. The cash value reflects the investment experience of the Separate Account and may increase or decrease daily. It is not guaranteed.

The "Conditional Guaranteed Death Benefit" is the amount of death benefit needed to prevent your policy from becoming a Modified Endowment Contract under the Internal Revenue Code. It protects you from the adverse tax consequences associated with your policy being treated as a Modified Endowment Contract instead of a life insurance policy as defined by the Internal Revenue Code.
Your death benefit during any 7-year pay test period, as required by the Internal Revenue Code, will not be less than your death benefit at the beginning of that 7-year test period. Any transfer of insurance from this option will reduce or eliminate the Conditional Guaranteed Death Benefit.

"Net Single Premiums" are used to calculate the amount of variable additional insurance under this benefit. A table showing the net single premiums for each policy anniversary is attached to this rider.

A "Cost of Insurance Charge" is deducted each month from the cash value of your account. We may change these charges, but they will never be more than the guaranteed monthly percentages shown in the table at the end of this rider.



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The Mortality and Expense Risk and Administrative Services Charge",  also called the "Separate Account Charge", is a percentage of the value at the end of the prior month of the net assets in the Separate Account that are attributable to this rider. The charge is .75% a year if your policy has a face amount of less than $250,000. This is equal to a monthly charge of .062286%. If your policy's face amount is $250,000 or more, your charge is .50% a year. This is equal to a monthly charge of .41571%. The Separate Account Charge covers our administrative costs and the mortality and expense risks that we assume. It is deducted each month from the cash value.

The "net cash value" is the cash value of your variable additional insurance minus the monthly cost of insurance and separate account charges.

VARIABLE ADDITIONAL INSURANCE DEATH BENEFIT--The variable additional insurance purchased under this option will be included in the insurance proceeds payable on the death of the insured. The variable additional insurance death benefit is the net cash value divided by the net single premium for that day. The amount of variable additional insurance is subject to change on each Valuation Date. If the Conditional Guaranteed Death Benefit is larger, we will pay that amount instead. The amount payable will be reduced by any loans and loan interest taken from this rider's cash value.

PREMIUM PAYMENTS -You may make either scheduled or unscheduled premium payments as described below. Any premium payment will be reduced by a premium load to determine the amount of the net premium. The amount of insurance that each net premium buys will be based on the insured's attained age on the date of payment.

SCHEDULED PAYMENTS--Premiums under this rider are payable as shown in the
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schedule on page 3 of your policy.  The first premium is due on the effective date of the rider. You may, however, change the amount of your payment, stop scheduled payments at any time, or resume making scheduled payments that have been stopped.

UNSCHEDULED PAYMENTS--You may also make additional premium payments at any time
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provided the total premiums (scheduled and unscheduled) do not exceed the annual maximum limit set by us.

We will send you a statement confirming the amount of any unscheduled payment, the date we received it, the number of units purchased in the separate account and the amount of insurance your payment purchased.

All scheduled and unscheduled payments must be at least equal to the minimum payment limits we set from time to time.


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ACCEPTANCE OF PREMIUM PAYMENTS--The insured must be alive on the date we receive your payment.  We will accept your payments under this rider if:

1.  we receive your premiums for the policy and any other benefit riders as due;

2. we are not paying benefits under a rider that provides for the accelerated payment of your insurance proceeds;

3. your total payments for the year under this rider do not exceed our maximum annual limit;

4. premiums for the policy are not being waived under the insured's waiver of premiums benefit; and

5.  your right to make payments under this rider have not been terminated

We will refund any unaccepted payments.

In addition, if your total payments during the first year exceed the intended first-year payments shown on your application for this rider, we may require further evidence of the insured's insurability satisfactory to us or we may refund the excess amount.

If premiums for the policy are being waived under an applicant's or an insured's waiver of premiums benefit or are being paid under an automatic premium loan provision, your scheduled premium payments under this rider will not be waived or automatically paid. You may, however, continue to make unscheduled payments while the applicant's waiver benefit or premium loan provision is in effect. You may also continue to make scheduled payments while the applicant's waiver benefit is in effect. You may not make any payments while the insured's waiver benefit is in effect.

Unless you tell us otherwise, we will apply all payments received for your policy and benefit riders in the following order:

1. to pay any premium due for the policy and any other benefit riders attached to the policy;

2.  to pay the interest due on a policy loan;

3. to purchase additional insurance under the paid-up additional insurance and variable additional insurance options. The amount allocated to the paid-up additional insurance option and variable additional insurance option will be in the same proportion that the billed premiums for these two options bear to one another.

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                                SEPARATE ACCOUNT

Separate Account UL is an investment account set up and kept by us, apart from our general account or other separate investment accounts. It is used for variable additional insurance and for other policies and contracts as permitted by law.

We own the assets of the Separate Account. Assets equal to our reserves and other liabilities of the Separate Account will not be charged with the liabilities that arise from any other business that we conduct. We may from time to time transfer to our general account assets in excess of such reserves and liabilities.

Income and realized and unrealized gains or losses from the assets of the Separate Account are credited to or charged against the Separate Account without regard to our other income, gains or losses.

The Separate Account will be valued at the end of each Valuation Period, but at least monthly.

INVESTMENT DIVISIONS - The "Investment Divisions" are part of the Separate Account. Each division holds a separate class (or series) of stock of a designated investment company or companies. Each class of stock represents a separate portfolio of an investment company.

The Investment Divisions available on the Date of Rider are described in the table attached to this rider. We may from time to time make other Investment Divisions available to you. We will provide you with written notice of all material details including investment objectives and all charges.

OWNER'S RIGHT TO CHANGE ALLOCATION--If we make other Investment Divisions available to you, you can change the allocation of future net premiums to the Investment Divisions of the Separate Account. You must allocate at least 1% of net premiums to each alternative you choose. Percentages must be in whole numbers. (For example, 33 1/3 % may not be chosen.) Your must notify us in writing, or by other means as determined by us, of a change in the allocation percentages. The change will take effect immediately upon receipt at our Designated Office.

OUR RIGHT TO MAKE CHANGES--We reserve the right to make certain changes if, in our judgment, they would best serve the interests of the owners of benefits such as this one, or would be appropriate in carrying out the purposes of such benefits. Any changes will be made only to the extent and in the manner permitted by applicable laws and with the approval of the insurance superintendent of our state of domicile, New York.

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The approval process is on file with the commissioner of your state.  Also, when required by law, we will obtain your approval of the changes.

Examples of the changes we may make include:

 .  To operate the Separate Account in any form permitted under the Investment
   Company Act of 1940, or in any form permitted by law.

 . To take any action necessary to comply with or obtain any exemptions from the Investment Company Act of 1940.

 . To transfer any assets in the Investment Division to one or more separate accounts, or to our general account, or to add Investment Divisions to the Separate Account.

 .  To substitute, for the investment company shares held in the Investment
   Division, the shares of another class of the investment company or the shares of another investment company or any other investment permitted by law.

 . To change the way we assess charges, but without increasing the aggregate charged to the Separate Account.

 . To make any other necessary technical changes in this benefit in order to conform with any action this provision permits us to take.

If any of these changes result in a material change in the underlying investments of the Separate Account, we will notify you of such change. Any such change will be made only with the prior approval of the New York Insurance Department.


TRANSFERS--You may transfer to this rider existing paid-up insurance under the paid-up additional insurance option described in your policy . You may also transfer the variable additional insurance under this rider to the paid-up additional insurance option in your policy. For both types of transfers, you must request the transfer in writing, or by other means as determined by us. We will take the cash value of the existing additional insurance, determined on the date of your request, and add it to the cash value of the additional insurance to which you have asked it to be transferred. We will then apply the total cash value as a net single premium, based on the insured's sex and attained age, to buy additional insurance under that option. No transfer will take effect before the Investment Start Date.



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WITHDRAWALS--You may withdraw all or part of the cash value of this option at any time. To do so, you must request the withdrawal in writing, or by other means as determined by us. A withdrawal will reduce the amount of variable additional insurance payable as of the date of withdrawal. The reduced amount of insurance will be the amount of additional insurance that the remaining net cash value, if any, will buy at the net single premium for the Insured's sex and attained age on the date of withdrawal. When we receive your request, we will transfer the amount requested to the paid-up additional insurance option described in your policy and then pay you the cash value.

DEFERMENT--We reserve the right to defer the calculation and payment of the variable additional insurance benefit under certain circumstances. Generally, it will not be practical for us to determine the value of the Investment Division of the Separate Account during any period when the New York Stock Exchange is closed for trading (except for customary weekend and holiday closings) or when the Securities and Exchange Commission restricts trading or determines an emergency exists. In these cases, we reserve the right to defer:
(a) the determination, application, or payment of a cash withdrawal; (b) the transfer of a cash value amount; and (c) the payment of the variable additional insurance as part of the policy's insurance proceeds.

ANNUAL REPORT--Each year we will send you a statement showing the current amount of variable additional insurance and cash value. The report will also show the amount and type of credits to and deductions from the cash value during the past year. It will also include any other information required by state laws and regulations.

DIVIDENDS-- This rider is not eligible for dividends.

CASH VALUE--The cash value of the variable additional insurance under this rider is determined as follows:

1. On the Investment Start Date, the cash value is equal to the sum of any net premiums credited.

2.  For each Valuation Date, the cash value will equal:
        a.  the cash value as of the last Valuation Date; plus
        b. any net premiums and cash value transfers into the Investment Division during the Valuation Period; minus
        c. any partial cash withdrawals, loan amounts and cash value transfers out of the Investment Division during the Valuation Period; minus
        d. any Mortality and Expense Risk and Administrative Services Charge; minus
        e.  any Cost of Insurance Charge; plus or minus
        f. the net investment return on the net cash value in the Investment Division.


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REINSTATMENT--If your policy has ended because premiums due were not paid before the end of the grace period, your rider will be reinstated when you reinstate your policy unless your right to make payments under this rider had terminated prior to the lapse.

AGE AND SEX--If the Insured's age or sex on the Date of Rider is not correct as shown on page 3 of the policy, we will recalculate the amount of variable additional insurance by using the Cost of Insurance Charges and the Net Single Premiums applicable to the Insured's correct age and sex.

INCONTESTABILITY AND SUICIDE--The "Incontestability" and "Suicide" provisions in the policy will apply to this rider but will be measured from the date of this rider. For this purpose, the "Date of the Policy" in those provisions means the date of this rider.

TERMINATION OF RIGHT TO MAKE PAYMENTS--You may continue to make payments under this rider until the earliest of the following dates:

1.  The Final Date of this rider;

2.  the date your policy becomes fully paid-up;

3. the date your policy lapses and is continued as either reduced paid-up or extended term insurance;

4. the date we receive your application for benefits under an Acceleration of Death Benefits or a Disability Waiver of Premiums Benefit rider; however, if we decline your application, you may resume making payments under this rider;

5. the 31st day after the first rider anniversary if you have made neither a scheduled or an unscheduled payment during the year;

6. the 31st day after the rider anniversary at the end of any 2-year period during which you have not made a payment (either scheduled or unscheduled).



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